Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2022, included as Exhibit 99.1 to this Report on Form 6-K (this “Report”) and our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2021 appearing in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “Annual Report”) and Item 5 — “Operating and Financial Review and Prospects” of that Annual Report.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Otonomo”, “the Company” and “our company” refer to Otonomo Technologies Ltd.

Forward-Looking Statements

 Statements in this Report may constitute “forward-looking statements” within the meaning of the United States Federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

 Otonomo fuels an ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions - taking the guesswork out of mobility and transportation planning, deployment and operations.

 Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

 The Otonomo Mobility Platform is utilized by organizations and businesses across diverse areas, including urban planning, transportation companies, fleet services, insurance companies, financial institutions, dealerships, and more.

 With the acquisition of The Floow in the second quarter of 2022 (as discussed in further detail below), Otonomo is also a SaaS provider of connected insurance technology to major carriers globally, allowing insurance companies to personalize products and service that improve road safety.

Recent Developments

Consummation of the Business Combination

On January 31, 2021, we entered into that certain Business Combination Agreement with Software Acquisition Group Inc. II (“SWAG”) and Butterbur Merger Sub Inc. (“Merger Sub”) (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into SWAG, with SWAG surviving the merger (the “Business Combination”). On August 13, 2021 (the “Closing Date”), upon the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, SWAG became a wholly owned subsidiary of Otonomo.

Concurrently with the execution of the Business Combination Agreement, Otonomo and certain accredited investors (the “PIPE Investors”) entered into a series of subscription agreements. On the Closing Date, the PIPE Investors purchased an aggregate of 14,250,000 ordinary shares at a price per share of $10.00 for gross proceeds to Otonomo of $142,500,000.

In addition, concurrently with the execution of the Business Combination Agreement, Otonomo, certain Otonomo shareholders (the “Selling Shareholders”) and certain accredited investors (the “Secondary PIPE Investors”) entered into a share purchase agreement (“Share Purchase Agreement”). On the Closing Date, providing the Secondary PIPE Investors purchased an aggregate of 3,000,000 ordinary shares (“Secondary PIPE Shares”) from the Selling Shareholders at a price per share of $10.00 for gross proceeds to the Selling Shareholders of $30,000,000.

Neura Acquisition

On October 4, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of October 4, 2021, by and among Otonomo, Neura, Inc. (“Neura”) and the other parties thereto, Otonomo acquired Neura, a leader in Artificial Intelligence (AI)-powered mobility intelligence. Otonomo acquired 100% of Neura’s outstanding equity interests for transaction consideration of $46.8 million, including the issuance of ordinary shares (the “Neura Shares”). Otonomo expects its newly expanded mobility intelligence platform to leverage Neura’s advanced analytics powered by patented AI and Machine Learning technologies and diverse multi-layered data.

The Floow Acquisition

On April 14, 2022, Otonomo completed the acquisition of The Floow LTD, a  United Kingdom-based SaaS provider of connected insurance technology for major carriers globally (“The Floow”), in a cash and stock deal with a fair value of approximately $31.3 million as of the acquisition date, including a performance-based earnout payable in up to $12.0 million in cash and up to 6,545,454 ordinary shares (depending upon the achievement of certain business performance objectives), which was evaluated at a fair value of $9.8 million as of the acquisition date.

Otonomo believes the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders. Over the last decade, The Floow has built a portfolio of connected insurance clients, alongside strategic partnerships. The Floow’s data refinery platform enables insurance carriers to introduce “connectivity” to their products and differentiate their offerings through a more precise understanding of risk in the context of personalized products and services, improved road safety through driver coaching and timely, accurate roadside assistance.

Nasdaq Notification

As previously disclosed in our Current Report on Form 6-K dated August 26, 2022, on August 23, 2022, we received written notification from the Listing Qualifications Department of Nasdaq indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares for the prior 30 consecutive business day period. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the ordinary shares is $1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq. During this time, our ordinary shares will continue to be listed and trade on the Nasdaq Capital Market.

Key Factors Affecting Otonomo’s Performance

Expanding Otonomo’s Data Supplier Base

Otonomo currently has 24 OEM agreements. In addition to data provided by these OEMs Otonomo receives data from fleet operators, mobile providers and TSPs. Otonomo believes that there is an opportunity to expand its data supplier base by entering into partnership relationships with additional OEMs, fleet operators, mobile providers and TSPs and to expand its existing OEM relationships with new series models and geographies. Furthermore, Otonomo sees an opportunity to add new types of data suppliers (e.g., light construction vehicles) to further differentiate its platform and drive additional data consumption by its customers.

Adoption of Otonomo’s Platform

Otonomo’s future success depends in a large part on the market adoption of its platform. While Otonomo sees growing demand for its platform, particularly from large enterprises, seeking easy access to rich, secure and compliant vehicle data as well as a solution for customizing insurance fees to its customers on which to base value-added services they wish to develop and market, to their customers. While this makes it difficult to predict customer adoption rates and future demand, Otonomo believes that the benefits of its platform put it in a strong position to capture the significant market opportunity ahead.

Expanding Within Otonomo and The Floow’s Existing Customer Base

Otonomo’s diverse base of customers represents a significant opportunity for further consumption of the data within its platform. While Otonomo has seen a rapid increase in the number of its customers, Otonomo believes that there is a substantial opportunity to expand the usage of its platform within its existing customers. Otonomo plans to continue investing in its direct sales force to encourage increased data consumption and adoption of new use cases among its existing customers.

Once deployed, Otonomo’s customers often expand their use of its platform more broadly within the enterprise and across their ecosystem of customers and partners as they identify new use cases and realize the benefits of its platform.

In any given period, there is a risk that customer consumption of Otonomo’s platform will be lower than Otonomo expects, which may cause fluctuations in Otonomo’s revenue and results of operations. Otonomo’s ability to increase usage of its platform by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including its customers’ satisfaction with its platform, competition, pricing, availability and quality of data, overall changes in Otonomo’s customers’ spending levels and the effectiveness of Otonomo’s efforts to help its customers realize the benefits of its platform.

Acquiring New Customers

Otonomo believes there is a substantial opportunity to further grow its customer base by continuing to make significant investments in sales, marketing and brand awareness. Otonomo’s ability to attract new customers will depend on a number of factors, including its success in recruiting and scaling its sales and marketing organization and competitive dynamics in its target markets. Otonomo intends to expand its direct sales force, with a focus on increasing sales in targeted geographies and customer segments. Otonomo may not achieve anticipated revenue growth from expanding its sales force to focus on large enterprises if it is unable to hire, develop, integrate, and retain talented and effective sales personnel; if its new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if its sales and marketing programs are not effective.

Investing in Growth and Scaling our Business

Otonomo is focused on its long-term revenue potential. Otonomo believes that its market opportunity is large, and Otonomo will continue to invest significantly in scaling across all organizational functions in order to grow its operations both domestically and internationally. Otonomo has a history of introducing successful new features and capabilities on its platform, and it intends to continue to invest heavily to grow its business to take advantage of its expansive market opportunity rather than optimize for profitability or cash flow in the near future.

Key Business Metric: Number of OEM Data Agreements

Otonomo will continue to monitor the number of direct and indirect agreements with OEM entities for different sets of data and SaaS. The number of agreements with OEMs will directly impact the results of operations, including revenues and gross margins for the foreseeable future. Otonomo monitors this key business metric to help it evaluate its business and growth trends, establish budgets, measure the effectiveness of its sales and marketing efforts, and assess operational efficiencies. The calculation of the key metric may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Components of Results of Operations

Revenues

Otonomo derives its revenues from subscription revenues, which are comprised of subscription fees from customers accessing Otonomo’s enterprise cloud computing services (“SaaS subscriptions”).

Otonomo determines revenue recognition through the following five-step framework:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, Otonomo satisfies a performance obligation.

Our SaaS subscriptions revenues consist primarily of fees to provide Otonomo’s customers access to its cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. Generally, subscription revenues are recognized ratably over the contractual term of the arrangement, beginning on the date that the service is made available to the customer.

Subscription contracts typically have a term of one to three years and based on fixed-fee or a pay per use basis. For fixed-fee basis contracts, invoicing occurring in annual or monthly installments at the beginning of each year of the subscription period or at the end of each month, respectively. For pay per use basis contracts, Otonomo applies the ‘as-invoiced’ practical expedient that permits Otonomo to recognize revenue in the amount to which it has a right to invoice the customer.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from Otonomo, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

We provide access to its cloud-hosted software, without providing the customer with the right to take possession of its software, which Otonomo considers to be a single performance obligation.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, Otonomo allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price for each performance obligation. In instances where performance obligations do not have observable standalone sales, Otonomo utilizes available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price Otonomo would charge if the products and services were sold separately.

Incremental costs of obtaining a contract that are eligible to capitalization, were immaterial during the reported periods.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for Our performance under the customer contract occurs before invoicing to the customer.

Contract liabilities consist of deferred revenue. Revenue is deferred when Otonomo invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, and IT-related personnel and other expenses, such as software and subscription services.

Cost of Services

Cost of services consists primarily of expenses related to the purchase of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries, benefits and bonuses. Cost of services also includes allocated overhead costs.

Otonomo intends to continue to invest additional resources in its platform infrastructure and its customer support and professional services organizations to support the growth of its business. Some of these investments, including certain data purchase costs, support costs and costs of expanding its business internationally, are incurred in advance of generating revenue, and the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect Otonomo’s gross margin from period to period.

Operating Expenses

Otonomo’s operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, and share-based compensation. Operating expenses also include allocated overhead costs.

Research and Development

Research and development costs include personnel-related expenses associated with Otonomo's engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred. Otonomo expects that its research and development expenses will increase in absolute dollars as its business grows, particularly as Otonomo incurs additional costs related to continued investments in its platform and SaaS products. However, Otonomo expects that its research and development expenses will decrease as a percentage of its revenue over time.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with Otonomo’s sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consulting and advertising costs. Otonomo expects these costs to increase over time as the market expands and additional tools are implemented. Otonomo expects that its sales and marketing expenses will increase in absolute dollars as Otonomo grows its business. However, Otonomo expects that its sales and marketing expenses will decrease as a percentage of its revenue over time.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for Otonomo’s finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses, and share- based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by Otonomo’s general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

Following the closing of this Business Combination, Otonomo expects to incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. Otonomo expects that its general and administrative expenses will increase in absolute dollars as its business grows but will decrease as a percentage of its revenue over time.

Contingent consideration

As part of our acquisition of The Floow, the Company is obligated to pay additional consideration to the former shareholders of The Floow (the "Sellers"), depending upon the achievement of certain business performance objectives.

The Company determined the fair value of the contingent consideration liabilities as of the date of closing of the acquisition, based on the likelihood of issuing earnout equity consideration and cash. For contingent consideration to be settled in ordinary shares, the Company uses public market data to determine the fair value of the ordinary shares.

Impairment of goodwill and intangible assets

Goodwill is not amortized but rather tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company has determined that it has one operating segment and one reporting unit. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value.

    Intangible assets are amortized over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization

Financial Income (Expense), Net

Financial income (expense), net consists primarily of interest income earned on Otonomo’s cash and cash equivalents . Additionally, in 2021 and 2022, adjustments related to changes in value of Otonomo’s warrants for ordinary shares and redeemable convertible preferred shares were charged to financial income (expenses).

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which Otonomo conducts business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Results of Operations

The results of operations presented below should be reviewed together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2022, appearing elsewhere in this Report, and our audited consolidated financial statements as of and for the year ended December 31, 2021 appearing in our Annual Report.

The following table sets forth our consolidated results of operations data for the periods presented (in USD thousands, except share and per share data):

	Six-month period ended June 30,
	2022	2021
	(Unaudited)
Revenue	2,951	496
Costs and operating expenses:
Cost of services	1,341	423
Cloud infrastructure	2,492	953
Research and development	10,656	4,383
Sales and marketing	10,503	2,682
General and administrative	11,072	1,896
Depreciation and amortization	1,728	64
Contingent consideration income	(1,541)	—
Impairment of Goodwill	37,000	—
Impairment of intangible assets	8,785	—
Total costs and operating expenses	82,036	10,401
Operating loss	(79,085)	(9,905)
Financial income (expenses), net	428	(3,142)
Loss before income tax expense	(78,657)	(13,047)
Income tax expense	(280)	(57)
Net loss for the period	(78,937)	(13,104)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.58)	(0.42)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	135,725,885	31,517,618
Other comprehensive loss:
Foreign currency translation adjustments	(2,388)	—
Total comprehensive loss for the period	(81,325)	(13,104)

Comparison of the Six Months Ended June 30, 2022 and 2021

Revenue

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(USD in thousand)
Total	$2,951	$496	$2,455	495%

Revenue increased by approximately $2,455 thousand, or 495%, to approximately $2,951 thousand for the six month period ended June 30, 2022, from approximately $496 thousand for the six month period ended June 30, 2021, primarily due to the acquisitions of The Floow and Neura, an increase in onboarding OEM data and the further development of SaaS features.

Costs of Services and Operating Expenses

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Cost of services	$1,341	$423	$918	217%
Cloud infrastructure	$2,492	$953	$1,539	161%
Research and development	$10,656	$4,383	$6,273	143%
Sales and marketing	$10,503	$2,682	$7,821	292%
General and administrative	$11,072	$1,896	$9,176	484%
Depreciation and amortization	$1,728	$64	$1,664	2,600%
Contingent consideration income	$(1,541)	$—	$(1,541)	100%
Impairment of Goodwill and intangible assets	$45,785	$—	$45,785	100%
Total costs of services and operating expenses	$82,036	$10,401	$71,635	689%

Cost of services

Cost of services increased by approximately $918 thousand, or 217%, to approximately $1,341 thousand for the six month period ended June 30, 2022, from approximately $423 thousand for the six month period ended June 30, 2021. The increase was primarily due to the increase in our revenue and our acquisition of the Floow.

Cloud Infrastructure

Cloud infrastructure expenses increased by approximately $1,539 thousand, or 161%, to approximately $2,492 thousand for the six month period ended June 30, 2022 from approximately $953 thousand for the six month period ended June 30, 2021. The increase is attributed to an increase in the amount of data we ingest, process and store, an increase in the amount of data used by our data consumers, and due to our acquisitions of The Floow and Neura.

Research and Development

Research and development expenses increased by approximately $6,273 thousand, or 143%, to approximately $10,656 thousand for the six month period ended June 30, 2022 from $4,383 thousand for the six month period ended June 30, 2021. The increase was primarily due to an increase in workforce headcount of 231%.

Sales and Marketing

Sales and marketing expenses increased by approximately $7,821 thousand, or 292%, to approximately $10,503 thousand for the six month period ended June 30, 2022 from $2,682 thousand for the six month period ended June 30, 2021. The increase was primarily due to an increase in workforce headcount of 217%.

General and Administrative

General and administrative expenses increased by approximately $9,176 thousand, or 484%, to approximately $11,072 thousand for the six month period ended June 30, 2022 from $1,896 thousand for the six month period ended June 30, 2021. The increase was primarily driven by public company expenses, non-recurring acquisitions costs and an increase in workforce headcount of 133%.

Depreciation and amortization

Depreciation and amortization expenses increased by $1,664 thousand, or 2,600%, to approximately $1,728 thousand for the six month period ended June 30, 2022 from $64 thousand for the six month period ended June 30, 2021. The increase was primarily attributable to the amortization of intangible assets related to the acquisitions of Neura and The Floow.

Contingent consideration income

As part of the acquisition of The Floow, Otonomo is obligated to pay a performance-based earnout of up to $12.0 million in cash and up to 6,545,454 ordinary shares (depending upon the achievement of certain business performance objectives), which was evaluated at a fair value of $9.8 million as of the acquisition date. Otonomo used a probability-weighted future cash flows approach to estimate the contingent consideration. The amount accrued was discounted to include the present value of the liability. During the quarter ended June 30, 2022, the contingent consideration accrual decreased by $1,541 thousand, primarily as a result of the decline in the Company’s price per ordinary share from the acquisition date to June 30, 2022. The decrease was recorded under the contingent consideration income in the interim unaudited condensed consolidated statements of comprehensive loss.

Impairment of goodwill and intangible assets1

As a result of the decrease in the Company’s market capitalization during the second quarter of 2022, the Company performed an impairment test on June 30, 2022. The Company concluded that goodwill and the intangible assets associated with the acquisition of Neura in 2021 had been impaired, and the Company fully wrote off the goodwill and intangible assets in the total amount of $45.8 million.

Financial (Expense) Income, Net

	Six Months Ended June 30,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$428	$(3,142)	$3,570	114%

Financial (expense) income changed by approximately $3,570 thousand, or 114%, to income of approximately $428 thousand for the six month period ended June 30, 2022 from expense of $3,142 thousand for the six month period ended June 30, 2021. The change was primarily related to the revaluation of warrants.

Liquidity and Capital Resources

From our inception through the period ended June 30, 2021, we financed our operations primarily through proceeds received from sales of equity securities and payments received from our customers as further detailed below.. As of June 30, 2022 and June 30, 2021, our principal sources of liquidity were cash, cash equivalents, restricted cash, and short-term investments totaling approximately $169.5 million and $18.0 million, respectively. Our investments consist of US, UK, and Israeli deposits.

We believe that our existing cash and cash equivalents will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in additional complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Six Months Ended June 30,
(dollars in thousands)	2022	2021
Net cash used in operating activities	$(27,311)	$(9,718)
Net cash provided by (used in) investing activities	$(11,350)	$7,909
Net cash provided by financing activities	$135	$27
Foreign currency effect on cash and cash equivalents and short-term restricted cash	$(82)	$-
Net change in cash and cash equivalents and short-term restricted cash equivalents	$(38,608)	$(1,782)

Operating Activities

Our primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses, third-party cloud infrastructure expenses, and overhead expenses.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, change in the value of the warrants, depreciation and amortization expenses, impairment of goodwill and intangible assets, contingent consideration income, and changes in operating assets and liabilities during each period.

During the six month periods ended June 30, 2022 and 2021, net cash used in operating activities was approximately $27.3 million and $9.7 million, respectively. The primary factors affecting operating cash flows during these periods were operating loss, depreciation and amortization, goodwill and intangible assets impairment and contingent liability income.

Investing Activities

Cash used in investing activities during the six month period ended June 30, 2022, was approximately $11.4 million, consisting of cash used in connection with the acquisition of The Floow of approximately $11.0 million, as well as purchases of property and equipment to support additional office facilities and short and long term assets of approximately $0.3 million. Cash provided by investing activities during the six month period ended June 31, 2021 was approximately $7.9 million, consisting of approximately $8.0 million net release of short-term investments, partially offset by purchases of property and equipment to support additional office facilities of approximately $0.09 million.

Financing Activities

Cash provided by financing activities for the six month periods ended June 30, 2022 and June 30, 2021 were approximately $135 thousand and $27 thousand, in each case, from option exercises.

Our ability to fund our material obligations will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory, and other conditions. Based on our current level of operations, we believe that our existing cash balances and expected cash flows generated from operations is sufficient to meet our operating requirements for at least the next twelve months.

Non-GAAP Financial Metrics

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation, contingent liability expense related to The Floow acquisition and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this Report is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this Report to the most directly comparable GAAP financial measures is included with the financial statements contained in this Report. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

	Six-months Period Ended
	June 30,
(in $ thousands)	2022	2021

GAAP operating Loss	(79,085)	(9,905)

Share-based compensation (1)	4,881	1,048
Contingent liability income	(1,541)	-
Impairment of goodwill and intangible assets	45,785	-
Amortization and depreciation (2)	1,728	64
	50,853	1,112

Non-GAAP operating Loss	(28,232)	(8,793)

1. Share-based compensation:

Cost of Revenues	13	-
Research and development	1,138	534
Sales and marketing	1,467	200
General and administrative	2,263	314
	4,881	1,048

2. Amortization and depreciation:

Amortization of intangible assets	1,617	-
Depreciation of property and equipment	111	64
	1,728	64

Off-Balance Sheet Arrangements

The Company has a bank guaranty to the leased premises’ landlord of $0.2 million.

Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see Item 5.C. “Research and Development, Patents and Licenses, Etc.” of our Annual Report.

Trend Information

As a result of the declining share price to less than $1.00, on August 23, 2022, we received written notification from the Listing Qualifications Department of Nasdaq indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company’s ordinary shares for the prior 30 consecutive business day period. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. If at any time during the 180-day grace period, the closing bid price of the ordinary shares is $1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period, subject to determination by the staff of Nasdaq. During this time, our ordinary shares will continue to be listed and trade on the Nasdaq Capital Market. The Company closely monitors trends relating to the trading price of our ordinary shares.

Other than described above and in our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in our Annual Report. We have prepared our financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Report and Note 2 to our consolidated financial statements included in our Annual Report.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.

Our SaaS subscriptions revenues consist primarily of fees to provide our customers access to our cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. Generally, subscription revenues are recognized ratably over the contractual term of the arrangement, beginning on the date that the service is made available to the customer.

Subscription contracts typically have a term of one to three years and are priced on a fixed-fee or a pay-per-use basis. For fixed-fee basis contracts, invoicing typically occurs in annual, quarterly, or monthly installments at the beginning of each year of the subscription period or at the end of each year, quarter, or month, respectively. For pay per use basis contracts, we apply the ‘as-invoiced’ practical expedient that permits us to recognize revenue in the amount to which it has a right to invoice the customer.

We provide access to our cloud-hosted software, without providing the customer with the right to take possession of our software, which we consider to be a single performance obligation.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price for each performance obligation. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately.

Incremental costs of obtaining a contract that are eligible to capitalization, were immaterial during the reported periods.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for our performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when we invoice in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Share-Based Compensation

We measure share-based awards granted to our employees, consultants or advisors or our affiliates based on their fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.

We estimate the fair value of each share option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of the ordinary shares and assumptions for the volatility of the ordinary shares, the expected term of its share options, the risk-free interest rate for a period that approximates the expected term of our share options and their expected dividend yield.

Determination of the Fair Value of the Ordinary Shares

Prior to the recapitalization, the fair value was determined by the our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the recapitalization, the fair value of each ordinary share was based on the closing price of the our publicly traded ordinary shares as reported on the date of the grant. Once a public trading market for the ordinary shares was established in connection with the completion of the Business Combination, our board of directors determined the fair value of each share of underlying ordinary shares based on the closing price of the ordinary shares as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recapitalization

On August 13, 2021 (the “Closing Date”), we consummated a recapitalization transaction (the “Recapitalization”) pursuant to the Business Combination Agreement. The Business Combination was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into ordinary shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded. The pre-combination Otonomo was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing Date are those of the pre-combination Otonomo.

In addition, upon the closing of the Recapitalization, we issued 8,625,000 public warrants and 5,200,000 private warrants to purchase our ordinary shares.

Each warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustments. The warrants are until the earlier of August 13, 2026 and upon redemption or liquidation. We may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time, provided that the last sale price of the ordinary shares on Nasdaq equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which we send the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised on a cashless basis at the holder’s option and the private warrants will not be redeemed by us as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. The public warrants were classified as a component of permanent equity and the private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging.”